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                                    EXHIBIT 8.2.2.

MORGAN BEAUMONT, INC. ANNOUNCES ROLLOUT OF LOAD STATION AND MERCHANT TERMINAL PROGRAM TO BUSINESS MEMBERS OF BARTER EXCHANGES
11/3/2004 4:30:00 PM

SARASOTA, Fla., Nov 3, 2004 (BUSINESS WIRE) -- Morgan Beaumont, Inc. (MBEU), a premier provider of Stored Value and Debit Card solutions, announced an agreement with Bentley Commerce Corp. (BLYC) to roll out Morgan Beaumont's proprietary load software on Verifone 3750 equipment, bundled with Bentley Trade Cards and Morgan Beaumont Debit Cards to business members of Barter Exchanges across the U.S. and Canada. The goal over the next 12 months is for Merchants in Bentley's network of affiliated Barter Exchanges, representing approximately 50,000 businesses, to be set up to accept Trade Cards as well as cash for services and sale of product. ...